Janeane Ferrari Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4209 Main 212.407.4000 jferrari@loeb.com

Via Edgar
September 27, 2024

Irene Paik
J. Nolan McWilliams
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Offering Statement on Form 1-A
Filed August 29, 2024
File No. 024-12494

Dear Ms. Paik and Mr. McWilliams:

On behalf of our client, Tesseract Collective, Inc., a Delaware corporation (the “Company” or “Tesseract”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 16, 2024 (the “Comment Letter”) regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”).

Contemporaneously, the Company is submitting via EDGAR Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter are printed below and are followed by the Company’s responses. All page references in the responses set forth below refer to the page numbers in the Amended Offering Statement.  Any capitalized terms used but not defined herein have the meanings assigned to them in the Amended Offering Statement.

Offering Statement on Form 1-A filed August 29, 2024

General

1.	Please revise Part I, Item 1 to include the financial information in the Financial Statements section to match your most recent interim June 30, 2024 information included in Parts II and III.

RESPONSE: Disclosure in Part I, Item 1 of the Amended Offering Statement has been revised to match the Company’s most recent interim June 30, 2024 information included in Parts II and III of the Amended Offering Statement.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari
Janeane Ferrari
Partner, Loeb & Loeb LLP